UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                                NTL INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    62940M104
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 23, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        62940M104
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1.  Names  of  Reporting Persons.  I.R.S. Identification Nos. of  above  persons
   (entities only):
                        William R. Huff
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  Not Applicable
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:                *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:              *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:        *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:      9,506,537
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   10.8%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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* W.R. Huff Asset Management Co., L.L.C., a Delaware limited  liability  company
("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, 9,456,537 shares of common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated, a Delaware corporation (the "Company"). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts. In addition, Mr. Huff individually holds options of the Company which are exercisable for a total of 50,000 Shares of the Company. Thus, as of February 23, 2005, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 9,506,537 Shares, or approximately 10.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares held by or on behalf of the Huff Entities and/or the Accounts is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Based upon information in the Company's Quarterly Report on Form 10-Q, as filed by the Company with the Securities and Exchange Commission on November 9, 2004, there were 87,656,586 Shares issued and outstanding as of November 4, 2004. As of February 23, 2005, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, 9,456,537 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. In addition, Mr. Huff individually holds options of the Company which are exercisable for a total of 50,000 Shares of the Company. Thus, as of February 23, 2005, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own
9,506,537 Shares, or approximately 10.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares held by or on behalf of the Huff Entities and/or the Accounts is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

The following table details the transactions during the sixty days on or prior to February 23, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                           Quantity                      Price
      ----                           --------                      -----

    12/27/04                          36,600                      $71.7989
    12/28/04                          18,000                      $72.5268
    12/29/04                          11,800                      $72.3941
    12/30/04                          27,042                      $73.1580
    12/31/04                          24,000                      $73.0719
    01/13/05                           1,000                      $69.0000
    01/18/05                           1,000                      $67.3000
    01/19/05                           1,100                      $67.0318
    01/21/05                           4,000                      $66.9375
    01/25/05                           5,000                      $65.4464
    01/26/05                          17,789                      $65.8207
    01/27/05                           8,800                      $66.3985
    01/28/05                           3,000                      $66.6200
    01/31/05                          20,700                      $68.2975
    02/01/05                          31,500                      $69.1086
    02/04/05                          11,500                      $69.3049
    02/08/05                          13,744                      $69.0663
    02/09/05                          15,500                      $68.4651
    02/10/05                          39,200                      $67.8547
    02/11/05                          39,526                      $68.3753
    02/14/05                          33,500                      $67.9250
    02/15/05                          38,000                      $68.0632
    02/16/05                          60,000                      $67.5619
    02/18/05                          12,500                      $67.0419
    02/23/05                          42,000                      $65.7736


In addition to the transactions detailed in the above table, during the sixty days on or prior to February 23, 2005, Mr. Huff ceased to possess sole power to vote and direct the disposition of an aggregate of 328,500 Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 7, 2005


                                        /s/ William R. Huff
                                        ----------------------------------------
                                        William R. Huff, on  behalf of W.R. Huff
                                        Asset  Management Co.,  L.L.C.,  certain
                                        limited   partnerships    and    limited
                                        liability  companies   affiliated   with
                                        W.R. Huff  Asset Management  Co., L.L.C.
                                        and certain separately managed accounts.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).